UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2003

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 27, 2003	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com Toll Free: 1-800-661-8851

For immediate release

METHANEX CONTINUES TO GENERATE SUBSTANTIAL CASH IN STRONG METHANOL PRICE ENVIRONMENT

January 27, 2003

Methanex Corporation recorded income before unusual items (after-tax) of US$55.3 million (US$0.44 per share) and generated EBITDA of US$99.0 million for the fourth quarter ended December 31, 2002. The fourth quarter 2002 results compare to net income of US$58.5 million (US$0.47 per share) and EBITDA of US$108.0 million for the third quarter 2002, and to a net loss of US$13.0 million (US$0.10 per share) and EBITDA of US$8.6 million for the same period in 2001. Including the impact of the unusual items consisting of an asset restructuring charge relating to the write-off of the Fortier facility and an adjustment to our site restoration accrual, we recorded a net loss in the fourth quarter 2002 of US$30.4 million (US$0.24 per share).

For the year ended December 31, 2002, we recorded income before unusual items (after-tax) of US$112.1 million (US$0.89 per share) and EBITDA of US$269.6 million compared with income before unusual items (after-tax) of US$82.5 million (US$0.53 per share) and EBITDA of US$238.4 million for the prior year. Including the impact of unusual items, net income for the year ended December 31, 2002 was US$26.4 million (US$0.21 per share) compared with US$71.4 million (US$0.46 per share) for 2001.

Pierre Choquette, President and CEO of Methanex commented, “The fourth quarter of 2002 allowed us to continue to demonstrate our outstanding cash generation capability. As anticipated, our costs were slightly higher due primarily to higher North American natural gas costs and the impact of a planned turnaround at our low cost New Zealand facility. However, the tightening of methanol supply/demand conditions that we experienced in the third quarter has continued, resulting in further price strengthening. Our average realized price for the fourth quarter was US$188 per tonne, 3% higher than third quarter levels. And pricing strength is continuing early in the new year. For example, the European contract price for the first quarter of 2003 increased to EURO 228, and now stands at approximately US$238 per tonne (US$0.72 per gallon), before discounts. Currently, US spot prices are approximately US$300 per tonne (US$0.90 per gallon) and prices in Asia are currently between US$230 and US$240 per tonne.”

Mr. Choquette continued, “Looking ahead, we remain optimistic that the very favourable methanol supply/demand fundamentals will continue. We are well positioned to generate significant cash flow throughout 2003 as only limited new capacity is expected to impact the market.” Mr. Choquette added, “We believe that these tight market conditions, combined with MTBE demand growth in other parts of the world, will minimize the impact of the phase out of MTBE by California gasoline producers.” Mr. Choquette noted, “The industry supply/demand balance could see further tightening if we have to reduce production at our New Zealand facilities as a result of the uncertain gas supply situation.”

- more -

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com Toll Free: 1-800-661-8851

Mr. Choquette concluded, “We continue to enjoy excellent financial strength and flexibility. Cash on hand at the end of December 2002 was US$421 million, and we also have an undrawn US$291 million credit facility. This financial strength has provided us an excellent opportunity to reward shareholders with a special dividend of US$0.25 per share. After distribution of this special dividend, we continue to have the financial capacity to complete our capital maintenance spending program, fund the remaining equity contribution for Atlas, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol.”

A conference call is scheduled for Tuesday, January 28 at 1:00 pm EST (10:00 am PST) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available until February 4th at (877) 653-0545. The reservation number for the playback version is 148071. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

For further information, contact: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 28 of our 2001 Annual Report for more information on forward-looking statements.

	Share Information Methanex Corporation’s common shares are listed for trading on the Toronto exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com. E-mail:
At December 31, 2002, the number of common shares outstanding was 125,651,639.	Transfer Agents & Registrars CIBC Mellon Trust Company 393 University Avenue, 5th Floor	invest@methanex.com
Contact Information Methanex Investor Relations 1800 — 200 Burrard Street Vancouver, BC Canada V6C 3M1	Toronto, Ontario, Canada M5G 2M7 Toll free in North America: 1-800-387-0825	Methanex Toll-Free: 1-800-661-8851

Message to Shareholders

Except where otherwise noted, all currency amounts are stated in United States dollars.

This fourth quarter, 2002 Message to Shareholders should be read in conjunction with the annual consolidated financial statements and the Management’s Discussion and Analysis included in the 2001 Annual Report.

	2002			2001

	Three months	Three months	Year	Three months	Year
	ended	ended	ended	ended	ended
($ millions, except where noted)	December 31	September 30	December 31	December 31	December 31

Sales volumes (thousands of tonnes)
Company produced	1,347	1,419	5,686	1,522	5,390
Purchased and commission	475	395	1,534	339	2,000

	1,822	1,814	7,220	1,861	7,390

Average realized methanol price ($ per tonne)	$188	$182	$155	$115	$172
Net income (loss)	$(30.4)	$58.5	$26.4	$(13.0)	$71.4
Income (loss) before unusual items (after-tax) [1]	$55.3	$58.5	$112.1	$(13.0)	$82.5
Operating income (loss)	$72.9	$79.8	$158.3	$(21.6)	$124.6
EBITDA [2]	$99.0	$108.0	$269.6	$8.6	$238.4
Cash flows from operating activities [3]	$91.7	$96.3	$244.6	$17.6	$219.4
Basic net income (loss) per share	$(0.24)	$0.47	$0.21	$(0.10)	$0.46
Basic income (loss) per share before unusual items (after-tax) [1]	$0.44	$0.47	$0.89	$(0.10)	$0.53
Weighted average number of common shares outstanding (millions of shares)	125.2	124.7	126.6	132.6	154.4

[1]	Unusual items include asset restructuring charges and the adjustment to site restoration. For a reconciliation of net income (loss) to income (loss) before unusual items (after-tax) and the basis for the calculation of basic income (loss) per share before unusual items (after-tax), refer to “Supplemental Earnings Measures” at the end of this Interim Report.

[2]	EBITDA represents net income (loss) before income taxes, interest expense, interest and other income, depreciation and amortization, asset restructuring charges and the adjustment to site restoration. For a reconciliation of net income (loss) to EBITDA, refer to “Supplemental Earnings Measures” at the end of this Interim Report.

[3]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

Strong Financial Results

For the fourth quarter ended December 31, 2002, we recorded income before unusual items (after-tax) of $55.3 million ($0.44 per share) and EBITDA of $99.0 million. This compares to income before unusual items (after-tax) and net income of $58.5 million ($0.47 per share) and EBITDA of $108.0 million for the third quarter ended September 30, 2002. For the fourth quarter ended December 31, 2001 we recorded a loss before unusual items (after-tax) and a net loss of $13.0 million ($0.10 per share) and EBITDA of $8.6 million. Including the impact of unusual items, comprised of the asset restructuring charge related to the write-down of the Fortier facility and the adjustment to the site restoration accrual, we recorded a net loss for the fourth quarter of 2002 of $30.4 million ($0.24 per share).

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 1

For the year ended December 31, 2002, we recorded income before unusual items (after-tax) of $112.1 million ($0.89 per share) and EBITDA of $269.6 million compared with income before unusual items (after-tax) of $82.5 million ($0.53 per share) and EBITDA of $238.4 million for 2001. Including the impact of unusual items, net income for the year ended December 31, 2002 was $26.4 million ($0.21 per share) compared with $71.4 million ($0.46 per share) for 2001.

EBITDA

The change in EBITDA resulted from:

	Q4-2002	Q4-2002	2002
	compared with	compared with	compared with
($ millions)	Q3-2002	Q4-2001	2001

Higher (lower) realized price of produced methanol	9	98	(88)
Lower (higher) cash cost	(10)	(1)	81
Higher (lower) sales volume of produced methanol	(7)	(3)	20
Higher (lower) margin on the sale of purchased methanol	(1)	(4)	14
Other, net	—	—	4

Increase (decrease) in EBITDA	(9)	90	31

Higher (lower) realized price of produced methanol — Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand.

Shutdowns of high cost capacity resulted in a tight supply/demand balance and higher methanol prices from mid-2000 to mid-2001. Methanol prices declined substantially in the second half of 2001, consistent with general economic conditions, and remained low in the first quarter of 2002. Supply limitations combined with some early signs of a recovery in demand resulted in tight market conditions and higher methanol prices commencing in the second quarter of 2002 and continuing for the remainder of the year and into early 2003.

Our average realized price for the fourth quarter of 2002 of $188 per tonne was $6 per tonne, or 3%, higher than the third quarter of 2002 price of $182 per tonne and $73 per tonne higher than the fourth quarter of 2001 price of $115 per tonne. The higher average realized price for produced methanol increased EBITDA by $9 million in comparison with the third quarter of 2002 and increased EBITDA by $98 million in comparison with the fourth quarter of 2001. The average realized price for the year ended December 31, 2002 was $155 per tonne compared with $172 per tonne for 2001 and this reduced EBITDA by $88 million.

Lower (higher) cash cost — The most significant components of our cash costs are natural gas and distribution costs associated with delivering methanol to customers from our production facilities.

Our cash costs for the fourth quarter of 2002 increased by $10 million compared with the third quarter of 2002 primarily due to higher natural gas costs in North America and a higher proportion of sales of product produced in North America due to a planned turnaround in New Zealand. Our cash costs for the fourth quarter of 2002 were comparable with the same period in 2001.

For the year ended December 31, 2002 our cash costs were $81 million lower than in 2001. Approximately half of the improvement relates to lower natural gas costs in Chile and North America. The remainder of the decrease relates primarily to lower ocean freight and other logistics costs, lower expenditures on business development and strategic initiatives, and lower fixed costs because of the idling of the Medicine Hat facility during the second half of 2001. The decrease in ocean freight costs is the result of focussed initiatives to reduce our vessel costs and more efficient shipping patterns. Business development and strategic initiative expenditures in 2001 included the construction of a materials demonstration unit in New Zealand, preliminary-stage costs for exploring opportunities to expand our methanol production capacity in Asia Pacific and costs for examining other business opportunities.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 2

Higher (lower) sales volume of produced methanol — Higher sales volume of produced methanol increased EBITDA for the year ended December 31, 2002 by $20 million compared with 2001. The increase in sales volume of produced methanol is the result of higher production volumes at our facilities in 2002. The planned turnaround in New Zealand during the fourth quarter of 2002 and increased sales of purchased product resulted in lower sales volume of produced product and reduced EBITDA by $7 million compared with the third quarter of 2002 and reduced EBITDA by $3 million compared with the fourth quarter of 2001.

Higher (lower) margin on the sale of purchased methanol — We incurred a loss of $6 million on the sale of 278,000 tonnes of purchased methanol in the fourth quarter of 2002 compared with a loss of $5 million in the third quarter of 2002 and a loss of $2 million in the fourth quarter of 2001. For the year ended December 31, 2002 we incurred a loss of $8 million compared with a loss of $22 million for 2001.

Depreciation and Amortization

Depreciation and amortization expense for the fourth quarter of 2002 was $26 million compared with $30 million for the fourth quarter of 2001. For the year ended December 31, 2002 depreciation and amortization expense was $111 million compared with $114 million for 2001.

Interest Expense and Interest and Other Income

Interest Expense — Interest expense for the fourth quarter of 2002 was $6 million compared with $7 million for the fourth quarter of 2001. For the year ended December 31, 2002 interest expense was $29 million compared with $32 million for 2001. The decrease for both comparative periods is due to an increase in capitalized interest related to the construction of the Atlas and Chile IV projects partially offset by an increase in the level of long-term debt.

Interest and Other Income — Interest and other income for the fourth quarter of 2002 was $2 million compared with $7 million for the fourth quarter of 2001. For the year ended December 31, 2002 interest and other income was $10 million compared with $19 million for 2001. The decrease for both comparative periods is explained partly by an additional $3 million of interest income recorded in the fourth quarter of 2001 related to the settlement of an income tax dispute in Canada. The remainder of the decrease is due primarily to lower average cash balances and interest rates in 2002 compared with 2001 offset partially by higher foreign exchange gains in 2002 compared with 2001.

Asset Restructuring Charge and Site Restoration Adjustment (“Unusual Items”)

During the fourth quarter of 2002 we recorded an asset restructuring charge of $115 million related to the write-off of our Fortier, Louisiana methanol facility which has been idled since March of 1999. The Fortier asset restructuring charge was partially offset by a $27 million reduction in the accrual for site restoration for our New Zealand facilities. The adjustment to the site restoration accrual was made after completing a comprehensive review and analysis to update the previous estimate.

During the third quarter of 2001 we recorded an asset restructuring charge, before and after income tax expense, of $11 million related to the idling of our Medicine Hat facility.

Income Taxes

The effective income tax rate for the year ended December 31, 2002 was 49% compared with 29% in 2001. Excluding the impact of unusual items the effective income tax rate for the year ended December 31, 2002, was 20% compared with 26% for 2001. The lower effective tax rate in 2002, excluding the impact of unusual items, is primarily due to higher losses in 2001 in Canada where no income tax benefits were recorded. Due to the existence of unrecorded tax benefits in New Zealand, no adjustment was required to income tax expense related to the site restoration adjustment. In the United States, where we incurred the Fortier asset restructuring charge, the income tax recovery was limited to the related future income tax liability recorded in prior years in the amount of $3 million.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 3

Excellent Operating Performance

For the year ended December 31, 2002 we delivered excellent operating performance and operated our production facilities, excluding the idled Medicine Hat and Fortier plants, at 96% of capacity compared with 91% in 2001. During the fourth quarter of 2002 we had a planned turnaround at one of our plants in New Zealand and operated at 95% of capacity compared with 99% for the third quarter of 2002.

New Zealand Natural Gas

The Maui natural gas field is currently the primary gas supply source for our New Zealand plants. A contractual process initiated in December 2001 to re-determine the economically recoverable natural gas reserves of the Maui field remains underway. The independent expert, who was appointed by the parties to the Maui gas contract, has released a draft determination report and a final report is expected to be released in early 2003. As part of the redetermination process, we filed a submission commenting on the draft determination report.

The independent expert’s draft determination of economically recoverable reserves is significantly lower than estimates that were prepared by our consultants. If the findings in the draft report are confirmed in the final determination, we would lose substantially all of our remaining contractual natural gas entitlements from the Maui field. This would result in a substantial near-term reduction in the current production capability of the New Zealand plants unless additional gas can be contracted from other sources. We are continuing to pursue acquisitions of additional gas to supply the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

Supply/Demand Fundamentals

The supply/demand fundamentals continue to be very favourable. Supply disruptions, which have been typical of historical industry operating performance, combined with some recovery in demand during 2002 resulted in extremely tight methanol market conditions, low inventory levels and increased prices. In mid-December 2002 the supply/demand balance became even tighter when two methanol plants in Venezuela, representing approximately 1.5 million tonnes, or five percent, of global demand, were temporarily shut down as a result of political and labour tensions in that country.

There is no new supply expected to impact the market in 2003. In addition, with the global market already well balanced we believe that if we have to reduce production at our New Zealand facilities that this will lead to an even tighter supply/demand balance. Based on these factors, we believe that favourable market conditions and strong pricing will continue in 2003 and that these tight market conditions will minimize the impact of the phase out of MTBE by California gasoline producers. Also, industry experts expect MTBE demand to continue to grow in other parts of the world as actions are taken to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally.

Methanol prices further strengthened late in the fourth quarter of 2002 and into early 2003. The Methanex non-discounted U.S. reference price was increased $23 per tonne ($0.07 per gallon) to $229 per tonne ($0.69 per gallon) for January 2003. In Europe, the first quarter of 2003 contract transaction price was settled at EURO 228 before discounts ($238 per tonne at the time of settlement), an increase of EURO 20 per tonne compared with the fourth quarter of 2002. Currently, spot prices in the United States, on thinly traded spot volumes, are approximately $300 per tonne ($0.90 per gallon). Prices in Asia are currently between $230 and $240 per tonne.

Strategic Initiatives

Low-Cost Methanol Production Capacity

During the fourth quarter of 2002 we made a decision to proceed with the construction of Chile IV, an 840,000 tonne per year expansion to our methanol production facilities in Punta Arenas, Chile. The expansion, which has a 20-year natural gas supply contract, is expected to cost approximately $275 million, including capitalized interest of approximately $25 million, and be completed by early 2005. In connection with the expansion, the gas contracts for our existing plants, Chile I, Chile II and Chile III, have been extended to 2025, 2027 and 2029, respectively.

We are continuing to assess the construction of a 2.0 million tonne per year methanol plant in Western Australia.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 4

Long-Term Methanol Supply Agreement

We have entered into an exclusive agreement with Lyondell Chemical Company to supply their methanol feedstock requirements in North America and Europe. The agreement will commence in January 2003, and will be phased in over time. We will acquire, for $10 million, Lyondell’s customer list and a number of customer contracts in North America effective January 1, 2004. In addition, during 2004 we will have certain production rights to Lyondell’s 750,000 tonne per year methanol facility in Channelview, Texas.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the fourth quarter of 2002 were $92 million compared with $18 million for the same period in 2001.

Limited recourse project financing was completed during the fourth quarter of 2002 for the Atlas methanol project in Trinidad, a joint venture with BP in which we have a 63.1% interest. The project financing is comprised of senior debt facilities totaling $237 million and a subordinated debt facility in the amount of $15 million. The senior debt represents approximately 60% leverage for the project. The debt facility is drawn pro rata with equity contributions. Up to completion of the project financing we funded the construction costs for the project with equity contributions and at the completion of the financing contributions made in excess of our pro rata funding requirements were returned to Methanex. At December 31, 2002 our share of the amount drawn on the debt facilities was $98 million. Our remaining equity contribution to complete the construction of Atlas is approximately $50 million.

Capital expenditures for Chile IV during the fourth quarter of 2002 were $9 million. As at December 31, 2002, total capital expenditures for the project, including $3 million in expenditures incurred in 2001, were $26 million.

During the fourth quarter of 2002 we paid a quarterly dividend of $0.05 per share, or $6 million.

We have excellent financial capacity and flexibility. Our cash balance at December 31, 2002 was $421 million. We also have an undrawn $291 million credit facility. As a result of this financial strength, on January 27, 2003, we declared a special dividend of $0.25 per share, or approximately $31 million. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $80 million for the period to the end of 2005. We have the financial capacity to complete the capital maintenance spending program, pay the special dividend, fund the remaining equity contribution for Atlas, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Supply disruptions continue to result in extremely tight methanol market conditions, low inventory levels and increased prices. In addition, we do not expect any new supply capacity to impact the market in 2003. There continues to be uncertainty concerning the level of production in 2003 from our New Zealand facilities. However, a loss of a significant portion of our production capacity in a global market that is already well balanced may lead to a tighter supply/demand balance and an extension of the period of strong prices. In this environment, we will continue to focus on maximizing the value generated from our low cost facilities and global market position. The methanol price, however, will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

January 27, 2003

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 5

Supplemental Earnings Measures

In addition to providing measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental earnings measures. These are EBITDA, Income (loss) before unusual items (after-tax) and Basic income (loss) before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The supplemental earnings measures are provided to assist readers in evaluating the operating performance of the Company’s ongoing business. The supplemental earnings measures should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance reported in accordance with GAAP.

Income (loss) before Unusual Items (after-tax) and Basic Income (loss) before Unusual Items (after-tax) Per Share

These supplemental earnings measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Income (loss) before unusual items (after-tax) differs from net income because it does not include the after-tax impact of asset restructuring charges and other unusual items. Basic income (loss) before unusual items (after-tax) per share has been calculated by dividing income (loss) before unusual items (after-tax) by the weighted average number of common shares outstanding.

EBITDA

This supplemental earnings measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, income taxes, asset restructuring charges and other unusual items.

Reconciliation

The following table shows a reconciliation of net income (loss) to income (loss) before unusual items (after-tax) and to EBITDA:

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2002	2001	2002	2001

Net income (loss)	$(30,382)	$(12,954)	$26,414	$71,418
Add (deduct) unusual items:
Asset restructuring charge	115,387	—	115,387	11,060
Site restoration adjustment	(26,972)	—	(26,972)	—
Income tax recovery related to the unusual items	(2,700)	—	(2,700)	—

Income (loss) before unusual items (after-tax)	$55,333	$(12,954)	$112,129	$82,478
Add (deduct):
Income tax expense (recovery) excluding the amounts related to unusual items	13,325	(9,252)	27,611	29,347
Interest expense	5,945	7,153	28,972	31,848
Interest and other income	(1,665)	(6,552)	(10,365)	(19,028)
Depreciation and amortization	26,084	30,184	111,289	113,719

EBITDA	$99,022	$8,579	$269,636	$238,364

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 6

Methanex Corporation

Consolidated Statements of Income	3 months ended		Years ended
(unaudited)	December 31		December 31

(thousands of U.S. dollars, except number of shares and per share amounts)	2002	2001	2002	2001

Revenue	$306,993	$195,335	$1,008,792	$1,148,965
Cost of sales and operating expenses	207,971	186,756	739,156	910,601
Depreciation and amortization	26,084	30,184	111,289	113,719

Operating income (loss) before undernoted items	72,938	(21,605)	158,347	124,645
Interest expense (note 8)	(5,945)	(7,153)	(28,972)	(31,848)
Interest and other income	1,665	6,552	10,365	19,028
Asset restructuring charge (note 9)	(115,387)	—	(115,387)	(11,060)
Site restoration adjustment (note 10)	26,972	—	26,972	—

Income (loss) before income taxes	(19,757)	(22,206)	51,325	100,765
Income tax recovery (expense)	(10,625)	9,252	(24,911)	(29,347)

Net income (loss)	$(30,382)	$(12,954)	$26,414	$71,418
Retained earnings, beginning of period	423,532	413,110	397,310	384,832
Excess of repurchase price over assigned value of common shares	—	(2,846)	(24,349)	(58,940)
Dividend payments	(6,282)	—	(12,507)	—

Retained earnings, end of period	$386,868	$397,310	$386,868	$397,310

Weighted average number of common shares outstanding*	125,183,497	132,560,277	126,610,754	154,355,808
Diluted weighted average number of common shares outstanding*	125,183,497	132,560,277	128,801,974	155,965,293
Basic net income (loss) per common share	$(0.24)	$(0.10)	$0.21	$0.46
Diluted net income (loss) per common share	$(0.24)	$(0.10)	$0.21	$0.46

*	number of common shares outstanding at December 31, 2002: 125,651,639 (December 31, 2001: 131,167,942)

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 7

Methanex Corporation

Consolidated Balance Sheets	December 31	December 31
(unaudited)	2002	2001

(thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$421,387	$332,129
Receivables	201,037	135,219
Inventories	119,125	99,908
Prepaid expenses	12,079	8,685

	753,628	575,941
Property, plant and equipment (note 1)	979,935	1,031,716
Other assets	85,748	85,693

	$1,819,311	$1,693,350

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$136,036	$110,281
Current maturities on long-term debt and other long-term liabilities	6,078	154,693

	142,114	264,974
Limited recourse long-term debt (note 3)	97,578	—
Long-term debt (note 4)	449,646	249,535
Other long-term liabilities	52,980	78,911
Future income taxes	172,915	164,469
Shareholders’ equity:
Capital stock (note 5)	517,210	538,151
Retained earnings	386,868	397,310

	904,078	935,461

	$1,819,311	$1,693,350

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 8

Methanex Corporation

Consolidated Statements of Cash Flows	3 months ended		Years ended
(unaudited)	December 31		December 31

(thousands of U.S. dollars)	2002	2001	2002	2001

Cash flows from operating activities:
Net income (loss)	$(30,382)	$(12,954)	$26,414	$71,418
Add (deduct):
Depreciation and amortization	26,084	30,184	111,289	113,719
Future income taxes	4,466	(2,190)	8,446	22,162
Asset restructuring charge (note 9)	115,387	—	115,387	—
Site restoration adjustment (note 10)	(26,972)	—	(26,972)	—
Other	3,162	2,541	10,030	12,130

Cash flows from operating activities before undernoted changes	91,745	17,581	244,594	219,429
Refund of income tax deposit	—	21,191	—	66,866
Receivables and accounts payable and accrued liabilities	4,557	9,461	(33,521)	47,958
Inventories and prepaid expenses	(8,826)	16,531	(22,998)	41,158
Utilization of prepaid natural gas	(240)	(181)	2,034	1,045

	87,236	64,583	190,109	376,456

Cash flows from financing activities:
Proceeds on issue of long-term debt	—	—	200,000	—
Proceeds on issue of limited recourse long-term debt	97,578	—	97,578	—
Financing costs	(5,996)	—	(11,772)	—
Repayment of long-term debt	—	—	(150,000)	—
Payment for shares repurchased	—	(187,620)	(55,974)	(187,620)
Issue of shares on exercise of incentive stock options	4,723	6	10,684	6,428
Dividend payments	(6,282)	—	(12,507)	—
Repayment of other long-term liabilities	(3,245)	(1,123)	(8,352)	(6,359)

	86,778	(188,737)	69,657	(187,551)

Cash flows from investing activities:
Plant and equipment under development	(29,190)	(26,873)	(142,245)	(68,460)
Property, plant and equipment	(10,542)	(8,926)	(17,913)	(22,882)
Accounts payable and accrued liabilities related to capital expenditures	(56)	12,687	(6,542)	12,137
Other assets	(1,191)	(3,456)	(3,808)	(3,513)

	(40,979)	(26,568)	(170,508)	(82,718)

Increase (decrease) in cash and cash equivalents	133,035	(150,722)	89,258	106,187
Cash and cash equivalents, beginning of period	288,352	482,851	332,129	225,942

Cash and cash equivalents, end of period	$421,387	$332,129	$421,387	$332,129

Supplementary cash flow information:
Interest paid, net of capitalized interest	$—	$107	$21,641	$30,957
Income taxes paid (received)	$3,035	$(11,797)	$3,147	$(244)

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Year ended December 31, 2002

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2001 Annual Report. Except with respect to the change in accounting policy described in note 7(c), the accounting policies applied in these interim consolidated financial statements are consistent with those applied in the Annual Report.

1.	Property, Plant and Equipment

		Accumulated
($ thousands)	Cost	Depreciation	Net Book Value

December 31, 2002
Plant	$2,111,575	$1,363,277	$748,298
Plant and equipment under development	210,703	—	210,703
Other	41,550	20,616	20,934

	$2,363,828	$1,383,893	$979,935

December 31, 2001
Plant	$2,123,853	$1,179,372	$944,481
Plant and equipment under development	68,460	—	68,460
Other	35,253	16,478	18,775

	$2,227,566	$1,195,850	$1,031,716

Included in property, plant and equipment is the idled Medicine Hat Plant 3 which is being maintained in a position to restart if conditions warrant this course of action. At December 31, 2002 this facility had a net book value of $65 million (December 31, 2001 — $76 million).

2.	Interest in Atlas Joint Venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in early 2004.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

	December 31,	December 31,
($ thousands)	2002	2001

Consolidated Balance Sheets
Cash and cash equivalents	$7,168	$1,343
Other current assets	1,349	652
Property, plant and equipment	161,808	63,131
Other assets	5,996	—
Current liabilities	3,847	7,690
Limited recourse long-term debt (note 3)	97,578	—

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2002

2.	Interest in Atlas Joint Venture (continued)

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2002	2001	2002	2001

Consolidated Statements of Cash Flows
Cash inflows from financing activities	$97,578	$—	$97,578	$—
Cash outflows from investing activities	19,741	34,468	108,516	55,441

To December 31, 2002, the joint venture had no revenue and all expenditures were capitalized.

Atlas completed limited recourse project financing in December 2002. The Company has recorded $98 million of limited recourse long-term debt representing the Company’s proportionate share of the project financing received to December 31, 2002. The terms of the limited recourse long-term debt are described in note 3.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas will be approximately $115 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from project financing. The Company estimates that its remaining equity contribution to complete the construction of Atlas is approximately $50 million.

3.	Limited Recourse Long-term Debt

The consolidated financial statements include the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture. These loans are described as limited recourse as they are secured only by the assets of the Atlas joint venture. The Company’s proportionate share of the total limited recourse facility is $159 million and will be utilized to fund the construction of Atlas pro rata with equity contributions. The terms of the limited recourse long-term debt facility and the Company’s proportionate share of the limited recourse long-term debt issued as at December 31, 2002 are as follows:

		Balance,
		December 31,
		2002
		($ thousands)

a)	Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing six months after the earlier of completion of construction and December 31, 2004.	$43,513

b)	Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi-annual interest payments. Principal will be paid in nine semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	38,432

c)	Senior fixed rate bonds to a maximum amount of $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004.	9,825

d)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	5,808

		$97,578

Interest costs incurred during construction are capitalized to property, plant and equipment.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 11

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2002

4.	Long-term Debt

On June 19, 2002 the Company issued 8.75% senior notes due August 15, 2012 in an aggregate principal amount of $200 million.

On August 15, 2002 the Company repaid upon maturity $150 million of long-term debt.

5.	Capital Stock

a)	Changes in the capital stock of the Company during the period January 1, 2002 to December 31, 2002 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2001	131,167,942	$538,151
Issued on exercise of stock options	1,113,250	5,961
Shares repurchased	(7,708,000)	(31,625)

Balance, September 30, 2002	124,573,192	$512,487
Issued on exercise of stock options	1,078,447	4,723

Balance, December 31, 2002	125,651,639	$517,210

During the year ended December 31, 2002, the Company repurchased for cancellation 7.7 million common shares. The cost to acquire the shares in the amount of $56.0 million was allocated $31.6 million to capital stock and $24.4 million to retained earnings.

b)	On June 14, 2002 the Company completed a solicitation of consents to an amendment to the indenture to modify the limitation on restricted payments covenant relating to our 7.75% notes due August 15, 2005. Under the indenture, the Company can pay cash dividends or make other shareholder distributions to the extent that shareholders’ equity is equal to or greater than $850 million after giving effect to such payment or distribution. The indenture has been amended to permit the Company to declare and pay up to $30 million of dividends in any twelve-month period while shareholders’ equity is less than $850 million.

6.	Net Income Per Share

A reconciliation of the weighted average number of common shares is as follows:

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

Denominator for basic net income per share	125,183,497	132,560,277	126,610,754	154,355,808
Effect of dilutive stock options	—	—	2,191,220	1,609,485

Denominator for diluted net income per share	125,183,497	132,560,777	128,801,974	155,965,293

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2002

7.	Stock Options

(a)	Incentive stock options:

Common shares reserved for incentive stock options at December 31, 2002 were as follows:

	Options denominated in CAD$		Options denominated in US$

	Number of	Weighted	Number of	Weighted
	Stock	Average	Stock	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2001	8,690,750	$10.09	—	$—
Granted	—	—	2,464,000	6.46
Exercised	(1,113,250)	8.36	—	—
Cancelled	(52,525)	10.88	—	—

Outstanding at September 30, 2002	7,524,975	$10.34	2,464,000	$6.46
Granted	—	—	10,000	8.79
Exercised	(615,647)	8.40	—	—
Cancelled	(61,000)	8.97	(42,000)	6.45

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47

As at December 31, 2002, 4,985,566 incentive stock options had vested and were exercisable at an average price of CAD $11.42.

(b)	Performance stock options:

Performance stock options at December 31, 2002 were as follows:

Performance stock options denominated in CAD$

	Number of	Average
	Stock Options	Exercise Price

Outstanding at December 31, 2001	2,125,000	$4.47
Exercised	(462,800)	4.47

Outstanding at December 31, 2002	1,662,200	$4.47

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. After September 30, 2002, approximately one-third of the options vest if the common shares have traded at or above CAD $10 per share subsequent to the date of grant; a further one-third vest if the common shares have traded at or above CAD $15 per share subsequent to the date of grant and the options are fully vested if the common shares have traded at or above CAD $20 per share subsequent to the date of grant. On October 1, 2002, 699,000 options vested and became exercisable as the common shares had traded above CAD $10 per share subsequent to the date of grant. As at December 31, 2002, 236,200 outstanding performance stock options had vested and were exercisable at a price of CAD $4.47.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 13

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2002

7.	Stock Options (continued)

(c)	Fair value method disclosure:

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on an estimate of the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by a method other than a fair value based method and to provide pro forma disclosure of the financial results as if a fair value based accounting method had been used.

The Company has elected to continue with the former accounting policy of recognizing no compensation expense when stock options are granted and to provide pro forma disclosure as if a fair value based accounting method had been used. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option grant.

The pro forma net income (loss) and net income (loss) per share for the three-month period ended December 31, 2002 and the year ended December 31, 2002 are as follows:

	Three months	Year
	ended	ended
($ thousands, except per share amounts)	December 31, 2002	December 31, 2002

Net income (loss) — as reported	(30,382)	26,414
Net income (loss) — pro forma	(31,417)	22,970
Net income (loss) per share — as reported	(0.24)	0.21
Net income (loss) per share — pro forma	(0.25)	0.18

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 35%.

The weighted average fair value of stock options granted during the year ended December 31, 2002 was $2.46 per share.

8.	Interest Expense

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2002	2001	2002	2001

Interest expense before capitalized interest	$9,768	$8,191	$38,314	$32,886
Less: capitalized interest	(3,823)	(1,038)	(9,342)	(1,038)

Interest expense	$5,945	$7,153	$28,972	$31,848

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 14

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2002

9.	Asset Restructuring Charge

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2002	2001	2002	2001

Write-down of property, plant and equipment	$108,704	$—	$108,704	$—
Other	6,683	—	6,683	11,060

	$115,387	$—	$115,387	$11,060

During the fourth quarter of 2002, the Company recorded an asset restructuring charge related to the write-off of the Fortier, Louisiana methanol facility. The asset restructuring charge is comprised of a $108.7 million write-down of property, plant and equipment and $6.7 million of other associated costs.

In 2001, the Company recorded an $11 million asset restructuring charge related primarily to employee severance and mothball costs for the shutdown of the Medicine Hat Plant.

10.	Site Restoration Adjustment

During the fourth quarter of 2002, after completing a comprehensive review and analysis to update the previous estimate, the Company recorded a $27 million reduction in the accrual for site restoration for our New Zealand facilities.

11.	New Zealand Natural Gas

The Maui natural gas field is currently the primary gas supply source for the Company’s New Zealand plants. A contractual process initiated in December 2001 to re-determine the economically recoverable natural gas reserves of the Maui field is continuing. The independent expert, who was appointed by the parties to the Maui gas contract, has released a draft determination report and a final report is expected to be released in early 2003. As part of the re-determination process, the Company filed a submission commenting on the draft determination report.

The independent expert’s draft determination of economically recoverable reserves is significantly lower than estimates that were prepared by consultants that the Company retained. If the findings in the draft report are confirmed in the final determination, Methanex would lose substantially all of its remaining contractual natural gas entitlements from the Maui field. This would result in a substantial near-term reduction in the current production capability of the New Zealand plants unless additional gas can be contracted from other sources.

The Company is continuing to pursue acquisitions of additional gas to supply the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas in New Zealand on commercially acceptable terms and that the New Zealand operations will generate sufficient cash to recover their carrying value.

12.	Commitment

Under an agreement with Lyondell, the Company will acquire Lyondell’s customer list and a number of customer contracts in North America for $10 million. The agreement is effective January 1, 2004 and the payment is due in June 2003.

13.	Subsequent Event

On January 27, 2003, the Company declared a special dividend of $0.25 per share, or approximately $31 million, payable on February 14, 2003 to shareholders of record on February 6, 2003.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 15

Quarterly History
(unaudited)	2002	Q4	Q3	Q2	Q1	2001	Q4	Q3	Q2	Q1	2000	Q4	Q3	Q2	Q1

Methanol sales volume (thousands of tonnes)
Company produced product	5,686	1,347	1,419	1,489	1,431	5,390	1,522	1,327	1,296	1,245	5,815	1,324	1,398	1,548	1,545
Purchased product	809	278	207	129	195	1,280	170	301	404	405	814	305	245	133	131
Commission sales [1]	725	197	188	183	157	720	169	184	146	221	142	142	—	—	—

	7,220	1,822	1,814	1,801	1,783	7,390	1,861	1,812	1,846	1,871	6,771	1,771	1,643	1,681	1,676

Methanol production (thousands of tonnes)
North America	478	126	125	103	124	445	127	123	93	102	685	108	114	223	240
New Zealand	2,281	552	593	601	535	2,133	592	520	447	574	2,410	593	620	607	590
Chile	2,932	735	748	743	706	2,783	662	710	708	703	2,912	716	666	778	752

	5,691	1,413	1,466	1,447	1,365	5,361	1,381	1,353	1,248	1,379	6,007	1,417	1,400	1,608	1,582

Methanol price [2]
($/tonne)	155	188	182	138	111	172	115	147	200	225	160	202	187	141	112
($/gallon)	0.47	0.57	0.55	0.42	0.33	0.52	0.35	0.44	0.60	0.68	0.48	0.61	0.56	0.42	0.34
Per share information
Net income (loss)	$0.21	(0.24)	0.47	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43	0.85	0.40	0.35	0.17	(0.06)

[1]	Sales of product from Titan plant in Trinidad. Methanex markets 100% of Titan product.

[2]	Produced and purchased product.

METHANEX CORPORATION 2002 FOURTH QUARTER REPORT 16

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX ANNOUNCES SPECIAL DIVIDEND

January 27, 2003

Methanex Corporation announced today that its Board of Directors has approved the distribution of a special dividend to shareholders of US$0.25 per share. The dividend will be payable on February 14, 2003 to holders of common shares of record on February 6, 2003.

Pierre Choquette, President and CEO of Methanex, commented, “We are very pleased to have the opportunity to use this special dividend as a means of sharing our strong financial performance with our shareholders.” Mr. Choquette added, “I stated last September after announcing the commencement of our regular quarterly dividend, that in addition to the quarterly dividend, the Board will periodically consider other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant. We are currently enjoying a period of excellent financial strength and flexibility, and we are optimistic that the very favorable methanol supply/demand fundamentals will continue. We remain committed to returning excess cash to shareholders.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include the payment of dividends in the future, which will be at the discretion of our Board of Directors having regard to our earnings, operating and financial condition, capital requirements, other distribution alternatives and such other factors as are deemed relevant by the Board. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements.